September 11, 2024

Jane Wang
Senior Vice President and Chief Financial Officer
Loews Corporation
9 West 57th Street
New York, NY 10019-2714

       Re: Loews Corporation
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-06541
Dear Jane Wang:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance